UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
IOMAI CORPORATION

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
46202P103

(CUSIP Number)
Intercell AG
Campus Vienna Biocenter 6
1030 Vienna
Austria
43 1 20620 0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 12, 2008

(Date of Event Which Requires Filing of this Statement)
             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.	46202P103
SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intercell AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Austria

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,981,475 shares(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

11,159,303 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,935,514 shares (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.0%(4)

14	TYPE OF REPORTING PERSON

CO
(1) Comprised of 12,981,475 shares of common stock, par value $.01 per share (the “Shares”), of Iomai Corporation (“Iomai”) owned by certain Iomai stockholders, which may be deemed to be beneficially owned by Intercell pursuant to the Voting Agreement described in Item 4 below.
(2) Comprised of 10,486,268 Shares and warrants to acquire 673,035 Shares owned by certain Iomai stockholders, which may be deemed to be beneficially owned by Intercell pursuant to the Share Exchange Agreement described in Item 4 below.
(3) Comprised of 10,205,264 Shares and warrants to acquire 645,035 Shares owned by certain Iomai stockholders, which may be deemed to be beneficially owned by Intercell pursuant to both the Voting Agreement and the Share Exchange Agreement; 2,776,211 Shares owned by certain Iomai stockholders, which may be deemed to be beneficially owned by Intercell pursuant to only the Voting Agreement; and 281,004 Shares and warrants to acquire 28,000 Shares owned by certain Iomai stockholders, which may be deemed to be beneficially owned by Intercell pursuant to only the Share Exchange Agreement.
(4) The calculation of this percentage is based on the 25,601,344 Shares outstanding as of May 12, 2008, as represented by Iomai in the Merger Agreement described in Item 4 below, and 673,035 Shares underlying the warrants described in footnote 3 above.

Item 1. Security and Issuer.
     This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of Iomai Corporation, a Delaware corporation (“Iomai”), whose principal executive offices are located at 20 Firstfield Road, Gaithersburg, Maryland 20878. The telephone number at that location is (301) 556-4500.
Item 2. Identity and Background.
      (a) – (c), (f) The person filing this statement is Intercell AG (“Intercell”).
          Intercell is a stock corporation organized under the laws of the Republic of Austria. Intercell is headquartered in Vienna, Austria, with operations in Livingston, Scotland, an office in Mooresville, North Carolina, and other affiliated companies in Austria. Intercell is publicly traded on the Vienna Stock Exchange under the symbol ICLL. Intercell’s principal executive offices are located at Campus Vienna Biocenter 6, 1030 Vienna, Austria. The telephone number at that location is +43 1 20620 0.
          Intercell AG is a leading, vaccine-focused biotechnology company that designs and develops vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. Intercell develops antigens and adjuvants that are derived from its proprietary technology platforms. Intercell has a number of strategic partnerships with multinational pharmaceuticals firms, including Novartis, Merck & Co., Wyeth, and Sanofi Pasteur, S.A. Intercell’s leading product is a vaccine against Japanese Encephalitis, which completed its Phase III clinical trials in 2006. In December 2007, Intercell filed a Biological License Application for the vaccine with the U.S. Food and Drug Administration as well as a Marketing Authorization Application with the European Medicines Agency. Among its other product lines, Intercell is developing and is at various stages of testing a pseudomonas vaccine, a Hepatitis C vaccine, and five other vaccines that are at pre-clinical stages of evaluation.
          The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Intercell are as set forth in Annex I hereto and incorporated herein by this reference.
          (d) – (e)    None of Intercell or any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
          On May 12, 2008, Intercell, its direct wholly owned subsidiary, Zebra Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Iomai entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Intercell intends to acquire Iomai in a merger transaction (the “Merger”).  The Merger is not conditioned upon Intercell’s or Merger Sub’s ability to finance the Merger.
          Intercell estimates that the total value of the Merger and the Share Exchange will be approximately $189 million, including approximately $119 million in cash to purchase all of the Shares pursuant to the Merger, plus fees and expenses. Approximately 41% of the Shares will be exchanged for Intercell stock in the Share Exchange, and Intercell will acquire the remaining Shares for cash in the Merger. Intercell will have sufficient funds to consummate the Merger, and will cause Merger Sub to have sufficient funds available to consummate such transactions. Intercell expects to obtain the necessary funds from existing cash balances.
Item 4. Purpose of Transaction
          Under the Merger Agreement, each outstanding Share (other than Shares owned by Intercell or Merger Sub, held by Iomai as treasury stock, Shares subject to the Exchange Agreement described below, or for which appraisal rights have been perfected; all of which will be cancelled and retired and will cease to exist) will convert into the right to receive $6.60 in cash at the effective time of the Merger. The Merger is not conditioned upon Intercell or Merger Sub’s ability to finance the purchase of Shares pursuant to the Merger. Upon satisfaction of all of the conditions to closing the Merger, Intercell intends to effect the Merger as promptly as practicable, at which time the separate existence of Merger Sub will cease, and Iomai will continue as the surviving corporation, wholly owned by Intercell.
          The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory clearances and the approval of the stockholders of Iomai, as well as the satisfaction of certain other conditions described in the Merger Agreement, which is filed as Exhibit 2.1 to Iomai’s Current Report on Form 8-K dated May 13, 2008.
          On May 12, 2008, in connection with the Merger Agreement, New Enterprise Associates, Essex Woodlands Health Ventures and Gruber and McBaine Capital Management (and certain of their respective affiliates) (together, the “Exchanging Stockholders”) entered into an exchange agreement with Intercell (the “Exchange Agreement”), whereby each such Exchanging Stockholder has agreed, among other things, prior to the effective date of the Merger, to exchange all Shares held by such Exchanging Stockholder into a number of shares of Intercell’s common stock equal to the number of such Exchanging Stockholder’s Shares multiplied by $6.60 per share and divided by the closing sale price (as converted into U.S. dollars) of Intercell’s common stock on the Vienna Stock Exchange on the closing date of such exchange. The consummation of the exchange is conditioned upon, among other things, (1) the report of an independent auditor addressing the adequacy of the Iomai Shares to be provided to Intercell in exchange for Intercell’s common stock in the exchange and (2) the acceptance by the Vienna Commercial Register of Intercell’s application for an increase of its share capital. In the event that (i) the report of the independent auditor fails to conclude that the value of the stockholders’ Shares is at least as high as the value of the shares of Intercell’s common stock or (ii) the Vienna Commercial Register does not accept the registration of Intercell’s capital increase within 15 days following the closing date of the exchange, then each Exchanging Stockholder will be paid cash equal to the number of such Exchanging Stockholder’s Shares multiplied by $6.60 per share.
          On May 12, 2008, in connection with the Merger Agreement, the Exchanging Stockholders, Technology Partners, ProQuest Investments (and certain of their respective affiliates) and all of Iomai’s executive officers, together holding over 50% of Iomai’s total Shares outstanding, entered into a voting agreement with Intercell (the “Voting Agreement”). Under the terms of the Voting Agreement, each of the above stockholders agreed to vote, and irrevocably appointed Intercell as its proxy to vote, all outstanding Shares held by such stockholder as of the record date: (1) in favor of the Merger and the adoption of the Merger Agreement; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Iomai under the Merger Agreement; and (3) against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving Iomai, other than the Merger, (ii) a sale or transfer of a material amount of assets or capital stock of Iomai or (iii) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement. Under the terms of the Voting Agreement, each stockholder agrees not to exercise any appraisal rights or any dissenters’ rights that such stockholder may have or could potentially have in connection with the Merger or the Merger Agreement.
               The preceding are summaries of certain principal terms of the Merger Agreement, the Exchange Agreement and the Voting Agreement and do not purport to be complete. Reference is made to the full text of such agreements, which are filed as exhibits to Iomai’s Current Report on Form 8-K dated May 13, 2008 and are incorporated in this report.
             Intercell anticipates that, if the Merger is completed in accordance with the Merger Agreement, Iomai will become a wholly-owned subsidiary of Intercell. Intercell also anticipates that the Nasdaq Stock Market will terminate the listing of Iomai common stock on the Nasdaq Global Market and that Iomai will terminate its registration and reporting obligations under the Securities Exchange Act of 1934.
Item 5. Interest in Shares of the Issuer.
             (a)—(b) Neither Intercell nor Merger Sub directly own any outstanding Shares. By reason of the execution and delivery of the Voting Agreement, however, Intercell may be deemed to be the beneficial owner of 13,935,514 Shares, representing approximately 53.0% of the outstanding Shares (including Shares subject to the warrants described in footnote 3 above).
             (c)   Except for the execution and delivery of the Merger Agreement, the Exchange Agreement and the Voting Agreement, no transactions in the Shares were effected by Intercell or Merger Sub or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.
             (d) – (e)    Inapplicable.
             References to, and descriptions of, the Merger Agreement, the Exchange Agreement and the Voting Agreement in this Item 5 are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to Iomai’s Current Report on Form 8-K dated May 13, 2008 and which are incorporated by this reference in this Item 5.
     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Shares of the Issuer
             Reference is made to Item 4 above.

             Except as provided in the Merger Agreement, the Exchange Agreement and the Voting Agreement and as otherwise referred to or described in this report, to the knowledge of Intercell, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of Iomai.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Description
99(a)(1)	Agreement and Plan of Merger, dated as of May 12, 2008, among Intercell, Merger Sub and Iomai.*

99(a)(2)	Exchange Agreement, dated as of May 12, 2008, by and between Intercell and the Exchanging Stockholders.*

99(a)(3)	Voting Agreement, dated as of May 12, 2008, by and between Intercell, ProQuest Investments, Technology Partners, the Exchanging Stockholders, Stanley C. Erck, Gregory M. Glenn, and Russell P. Wilson.*

*	Incorporated by reference to Iomai’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2008.

SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERCELL AG

By:	/s/ Gerd Zettlmeissl
Name: Gerd Zettlmeissl
Title: Chief Executive Officer
Dated: May 20, 2008

ANNEX I
Information Concerning Executive Officers and
Directors of Intercell AG
     The current corporate executive officers and directors of Intercell are listed below. The address of Intercell is: Intercell AG, Campus Vienna Biocenter 6, 1030 Vienna, Austria. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions within Intercell and, where applicable, the business address listed for each individual not principally employed by Intercell is also the address of the corporation or other organization that principally employs that individual.

Present Principal Occupation or Employment;
Name And Title	Material Positions Held During the Past Five Years
Gerd Zettlmeissl - Chief Executive Officer	Gerd Zettlmeissl joined Intercell in 2001 as Chief Operating Officer and has served as Chief Executive Officer since 2005. Gerd Zettlmeissl’s scientific background is in Molecular Biology and Protein Biochemistry. He holds a doctorate from the University of Regensburg and joined Behringwerke AG (Marburg, Germany) in 1985 after conducting five years of academic research at the University of Regensburg and at the Institut Pasteur in Paris. Between 1994 and 1996, Gerd Zettlmeissl was highly involved the merger of Behringwerke AG with Chiron. From the beginning of 2000 onwards, in addition to his global responsibilities, he was CEO of Chiron’s German subsidiary, Chiron-Behring. He is the author of numerous scientific publications and inventor/co-inventor of numerous patents in the field of biotechnology. Gerd Zettlmeissl is a member of the Supervisory Board of the “Helmholtz Zentrum für Infektionsforschung GmbH”, a public research institute in Braunschweig, Germany. Mr. Zettlmeissl is a German citizen.

Alexander Von Gabain - Chief Scientific Officer	Alexander von Gabain is a co-founder of Intercell. Alexander von Gabain was Intercell’s Chief Executive Officer from 1998 to 2005 and has served as Chief Scientific Officer since 2005. He acquired a doctorate in Molecular Biology from the University of Heidelberg. In the years following, his academic career moved him through renowned institutions such as Stanford University and the Karolinska Institute. Before founding Intercell, he served as Chairman of the Department of Microbiology and Genetics at the Vienna Biocenter research campus. Today, Alexander von Gabain is Professor at the Max F. Perutz Laboratories at the University of Vienna and Foreign Adjunct Professor at the Karolinska Institute, Sweden. His research interests are in the fields of microbial gene expression, host-parasite interactions, and immunology. The results of his research in gene expression have been published in numerous publications and books. He is a member of several professional organizations, is on the Supervisory Board of biotech organizations, is advisor to TVM Capital, is a member of the WHO Committee “Stop TB”, co-editor of scientific journals and books, and has organized numerous high-impact conferences. Mr. Gabain is an Austrian citizen.

Present Principal Occupation or Employment;
Name And Title	Material Positions Held During the Past Five Years
Werner Lanthaler - Chief Financial Officer	Werner Lanthaler joined Intercell in 2001. Werner Lanthaler has served as Intercell’s Chief Financial Officer since joining Intercell. Previously, he was Head of Marketing and Communications of the Federation of Austrian Industry and, prior to that, Senior Management Consultant at McKinsey & Company International. Werner Lanthaler holds a doctorate from the Vienna University of Economics and Business Administration and earned Master’s degrees from Harvard University. He has considerable experience working in the labor and capital markets of the US, South America, and Europe. He is also an author and co-author of a wide range of books and articles. At Intercell, his responsibilities include Finance, Strategic Marketing, Administration, Human Resources, Investor Relations, and Business Development. Werner Lanthaler currently serves as a member of the Board of Directors of BioXell S.p.A. Mr. Lanthaler is an Austrian citizen.

Thomas Lingelbach - Chief Operating Officer	Thomas Lingelbach joined Intercell in 2006, at which time he served as Chief Operating Officer of Intercell and was appointed as a new member of Intercell’s Management Board in 2007. He has held a variety of positions of increasing international responsibility in his twenty years in the pharma and vaccine industry. From 2001 until 2006 he served as Managing Director of Chiron Behring GmbH&Co KG and from 2003 until 2006 he also served as Vice President Chiron Vaccines. Upon Chiron’s acquisition by Novartis Vaccines & Diagnostics GmbH&Co KG in early in 2006, he served as Managing Director and General Manger Germany until joining Intercell. Before joining Intercell, he was significantly involved in Novartis’ integration activities acting as General Manager and Managing Director for its German operations. His responsibilities include Product Development, Manufacturing, Quality & Regulatory Compliance and Marketing, and Sales & Supply. Thomas Lingelbach is Managing Director of Intercell Biomedical Ltd. He holds a Master’s degree in Engineering and complemented his education with a Business Administration program. Mr. Lingelbach is a German citizen.